UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                  (Amendment 1)

                               RUSSOIL CORPORATION
                                (Name of Issuer)

                   Shares of Common Stock, $0.00001 Par Value
                         (Title of Class of Securities)

                                   148272 10 7
                                 (CUSIP Number)

                         Silvestre Hutchinson, Director
                             c/o Russoil Corporation
                                 230 Park Avenue
                            New York, New York 10169
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2007
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 148272 10 7
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Silvestre Hutchinson
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [__]   (b) [__]
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3.  SEC Use Only
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4.  Source of Funds N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
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6.  Citizenship or Place of Organization: Panama
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                              7.    Sole Voting Power
Number of                                  0
Shares Beneficially           8.    Shared Voting Power
Owned  By Each                         110,250,000
Reporting                     9.    Sole Dispositive Power
Person                                   250,000
                             10.    Shared Dispositive Power
                                           -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     110,250,000 shares of common stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13.  Percent of Class Represented by Amount in Row (11) 52.4% of the issued and outstanding shares of common stock*
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14.  Type of Reporting Person (See Instructions)
     IN
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*Based on 210,250,000 shares of the Issuer's common stock outstanding as of the date of the Reporting Event.


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

Item 1. Security and Issuer

This statement relates to the common stock $0.00001 par value, of Russoil Corporation, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are currently located at 230 Park Avenue, 10th Floor, New York, New York 10169.

Item 2. Identity and Background

(a) The name of the person filing this statement: Silvestre Hutchinson (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Casa #218, Altos De Das Pradera San Antonio, Calle Genova, Republic of Panama.

(c) The present principal occupation of the Reporting Person and the organization in which such employment is conducted are as follows: Economic Advisor of Hutchinson and Associates and the General Manager of Hutchinson & Lewis Consultants.

(d) The reporting person is a citizen of Panama

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable as shares were disposed of.

Item 4. Purpose of Transaction

Facilitate the transaction described in Item 5 below.

Item 5.  Interest in Securities of the Issuer

(a) The Issuer has 210,250,000 issued and outstanding shares of common stock. The Reporting Person directly owns 250,000 shares, representing less than one (1%) percent of the issued and outstanding common stock of the Issuer. The shares directly owned by the Reporting Person are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act.

(b) The Reporting Person has the shared power to vote or direct the vote of the 110,250,000 shares subject to a Voting Agreement (described below) and the sole power to dispose or direct the disposition of 250,000 of the shares reported above in this Item 5, as they are being directly owned by him.

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

(c) Other than the disposition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Share Exchange Agreement was entered into on August 31, 2007 with Mr. Viktor Ekimov, canceling all indebtedness of OJSE Smolenergy, a corporation formed under the laws of the Russian Federation ("Smolenergy"), relating to Grostovoye, LLC, a limited liability company formed under the laws of the Russian Federation (the "LLC"), to him in exchange for 110,000,000 shares of the Issuer's Common Stock while Smolenergy's shareholders surrendered their holdings in Smolenergy to the Issuer and, simultaneously, the Reporting Person, previously the Issuer's sole Executive Officer and Director, cancelled 242,000,000 shares of the Issuer's Common Stock owned by him.

In connection with the closing of the acquisition of 51% of the capital stock of Smolenergy, Messrs. Ekimov and the Reporting Person, entered into a Voting Agreement, pursuant to which Mr. Ekimov agreed to vote his shares (110,000,000) in favor of up to two persons designated by the Reporting Person, that may include the Reporting Person, to the Issuer's Board of Directors, and Mr. Hutchinson agreed to vote his shares (250,000) in favor of five persons designated by Mr. Ekimov, that may include Mr. Ekimov, to the Issuer's Board of Directors. The Voting Agreement also requires their prospective nominees to vote against any action, proposal or agreement (i) including without limitation, any amendment to, or restatement of the Issuer's Certificate of Incorporation or By-laws, submitted to the Issuer's shareholders for their approval, authorization or ratification; and (iii) the issuance of any shares of the Issuer's capital stock unless both Messrs. Ekimov and the Reporting Person or their nominees, respectively, vote in favor of such issuance. The Voting Agreement has a one year term.

Other than the Share Exchange Agreement and Voting Agreement, the Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 14, 2007


                                      /s/Silvestre Hutchinson
                                      ------------------------------------------
                                      Name: Silvestre Hutchinson








Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).






















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